Exhibit 1

        Compugen Ltd. (the “Registrant”) hereby provides the following, updated description of its ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description amends and restates, in its entirety, the corresponding description of the Ordinary Shares that was originally provided in the Registration Statement on Form 8-A that was filed by the Registrant to register the Ordinary Shares under the Exchange Act, as filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2000, and as incorporated by reference from the description set forth under the heading “Description of Capital Stock” in Registrant’s Registration Statement on Form F-1 (Registration No. 333-12316) under the Securities Act of 1933, as amended (the “Securities Act”).

DESCRIPTION OF ORDINARY SHARES

        Our authorized share capital consists of 50,000,000 ordinary shares, par value NIS 0.01 per share. Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. All outstanding ordinary shares are validly issued and fully paid.

Transfer of Shares

        Fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association unless the transfer is restricted or prohibited by another instrument.

Voting Rights

        Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, except the external directors whose election requires a special majority.

        Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        Under the Israeli Companies Law, or the Companies Law, unless otherwise provided in the Articles of Association or by applicable law, all resolutions of the shareholders require a simple majority and all shareholders’ meetings require prior notice of at least 21 days. Our Articles of Association provide that, except with respect to matters which require the approval of a special majority under the Companies Law, all decisions may be made by a simple majority of the voting power represented at the meeting, in person, by proxy or by proxy card, and voting thereon.

Annual and Special General Meetings

        We must hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days’ prior notice to our shareholders. The board of directors may, whenever it thinks fit, convene a special meeting as may be determined by the board of directors. The board of directors shall be obligated to convene a special meeting, as may be determined by the board of directors, upon requisition in writing in accordance with the Companies Law. Not less than 21 days’ prior notice, or 35 days’ prior notice to the extent required under regulations promulgated under the Companies Law, shall be given of every general meeting. Each such notice shall specify the place and the time of the meeting and the general nature of each item to be acted upon thereat, as well as any other information required by the Companies Law or any regulation promulgated thereunder, said notice to be given to all shareholders who will be entitled to attend and vote at such meeting and delivered or publicized in any manner permitted under the Companies Law.

        The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33.3% of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Limitations on the Rights to Own Securities

        The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except that nationals of countries which are, or have been, in a state of war with the State of Israel, may not be recognized as owners of our shares.

Approval of Certain Transactions

        The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploitation of any business opportunity of the company in order to reap personal gain for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors, or a committee thereof or of persons to whom such power is delegated. Arrangements regarding the compensation of directors also require audit committee and shareholder approval, with the exception of compensation to external directors in the amounts specified in the regulations promulgated under the Companies Law.

        The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure must be made to our board of directors or shareholders prior to the meeting at which the transaction is to be discussed. In addition, if the transaction is an extraordinary transaction, as defined under the Companies Law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a five percent (5%) or greater shareholder, or holder of five percent (5%) or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

        In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board of directors’ approval is required unless the Articles of Association of the company provide otherwise. A transaction must not be adverse to the company’s interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, the transaction must also be approved by the audit committee and by the board of directors, and under specified circumstances, by a meeting of the shareholders. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

        The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which is defined as a shareholder who has the ability to direct the activities of a company, other than in circumstances where this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company.

        The shareholders’ approval must either include at least one-third of the disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent (1%) of the voting rights in the company.

        In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent (5%) or more of the company’s outstanding share capital, assuming the exercise by such person of all of the convertible securities into shares held by that person, or that will cause any person to become a holder of more than five percent (5%) of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company. However, subject to certain exceptions, shareholder approval will not be required if the aggregate number of shares issued pursuant to such private placement, assuming the exercise of all of the convertible securities into shares being sold in such a private placement, comprises less than twenty percent (20%) of the voting rights in a company prior to the consummation of the private placement.

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company. Shareholders’ voting powers includes their power to vote in the general meetings of shareholders on the following matters:

—	any amendment to the Articles of Association;

—	an increase of the company's authorized share capital;

—	a merger; and

—	approval of interested party transactions.

        In addition, any controlling shareholder, any shareholder who knows it can determine the outcome of a shareholders vote and any shareholder who, under our Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. In general, the vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Dividend and Liquidation Rights

        We may declare a dividend to be paid to the shareholders of our ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the shareholders of our ordinary shares in proportion to the nominal value of their shareholdings. This right may be affected by the grant of preferential dividend or distribution rights to the shareholders of a class of shares with preferential rights that may be authorized in the future. Pursuant to Israel’s securities laws, a company registering its shares for trade on the Tel Aviv Stock Exchange may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preference shares. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s Articles of Association require otherwise. Our Articles of Association provide that the board of directors may declare and distribute dividends without the approval of the shareholders.

        To date, we have not declared or distributed any dividend.

Anti-Takeover Provisions under Israeli Law

        The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become shareholder with over 25% of the voting rights in the company. This rule does not apply if there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser’s shareholdings would entitle the purchaser to over 45% of the voting rights in the company, unless there is a shareholder with 50% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger.

        Finally, in general, Israeli tax law treats specified acquisitions less favorably than does U.S. tax law. However, Israeli tax law provides for tax deferral in specified acquisitions, including transactions where the consideration for the sale of shares is the receipt of shares of the acquiring company.

        This report on Form 6-K (this “Report”) is hereby incorporated by reference in the Registrant Statement on Form S-8 (Registration No. 333-13144), as amended, that was filed by the Registrant with the Commission on February 7, 2001, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act or the Exchange Act. This Report may furthermore be incorporated by reference in subsequent, additional reports or filings filed by the Registrant under the Exchange Act or in other registration statements or other filings made by the Registrant under the Securities Act on or after the date hereof, to the extent specifically noted accordingly by the Registrant.